Exhibit 99.1

LexinFintech Holdings Ltd. Reports Fourth Quarter and Full Year 2021

Unaudited Financial Results

SHENZHEN, China, March 15, 2022 (GLOBE NEWSWIRE)/-- LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), leading online consumption and finance platform in China, today announced its unaudited financial results for the quarter ended December 31, 2021.

“The year 2021 marks the beginning of the structural transformation of our core business in response to the shift in regulatory and macro environment. The progress has been encouraging, with continuous increase in lending priced within 24% and a record level of loan origination for the full year,” said Jay Wenjie Xiao, Lexin's chairman and chief executive officer. “We are also taking the opportunity to strengthen the operations from front to back, to make sure that we stay compliant as well as competitive. The team is committed to guiding Lexin forward and scaling new high.”

“We are pleased with our performance amid times of change,” said Sunny Rui Sun, Lexin's chief financial officer. “Net income set a new record, rising 292% year over year to RMB2,334 million for the full year, despite a slowdown in the second half. We achieved a 15.6% reduction in operating expenses quarter-over-quarter in the fourth quarter. Discipline and efficiency will continue to be our focus.”

Fourth Quarter and Full Year 2021 Operational Highlights:

•
User base
•
Total number of registered users reached 165 million as of December 31, 2021, representing an increase of 40.0% from 118 million as of December 31, 2020; and users with credit line reached 36.9 million as of December 31, 2021, up by 32.9% from 27.7 million as of December 31, 2020.
•
Number of active users1 who used our loan products in the fourth quarter of 2021 was 6.3 million, representing a decrease of 23.8% from 8.2 million in the fourth quarter of 2020. Number of active users1 who used our loan products in 2021 reached 14.2 million, representing an increase of 9.6% from 12.9 million in 2020.
•
Number of new active users who used our loan products in the fourth quarter of 2021 was 0.9 million, representing a decrease of 55.6% from 2.1 million in the fourth quarter of 2020. Number of new active users who used our loan products in 2021 was 5.9 million, representing a decrease of 3.8% from 6.1 million in 2020.
•
Loan facilitation business
•
Total loan originations2 in the fourth quarter of 2021 was RMB43.6 billion, a decrease of 18.1% from RMB53.2 billion in the fourth quarter of 2020. Total loan originations2 in 2021 reached RMB214 billion, an increase of 21.0% from RMB177 billion in 2020.
•
Total outstanding principal balance of loans2 reached RMB85.9 billion as of December 31, 2021, representing an increase of 12.4% from RMB76.5 billion as of December 31, 2020.
•
Lexin has continued to expand financing services for small and micro business owners. In the fourth quarter, loan originations for small and micro business owners reached RMB3.9 billion, and in 2021, the number reached RMB15.3 billion.
•
Number of orders placed on our platform in the fourth quarter of 2021 was 33.4 million, representing a decrease of 61.8% from 87.6 million in the fourth quarter of 2020. Number of orders placed on our platform in 2021 was 242 million, representing a decrease of 18.6% from 298 million in 2020.
•
New consumption efforts
•
In the fourth quarter of 2021, Maiya recorded GMV of RMB477 million, and, in 2021, the number reached RMB1.4 billion.
•
In the fourth quarter of 2021, Maiya has served over 601,000 users and 3,200 merchants. In 2021, Maiya has served over 1,699,800 users and 4,100 merchants, of which 93.9% were brick-and-mortar vendors.
•
Credit performance
•
90 day+ delinquency ratio was 1.92% as of December 31, 2021.
•
First payment default rate (30 day+) for new loan originations was below 1% as of December 31, 2021.
•
Other operational highlights
•
The GMV3 of our e-commerce channel in the fourth quarter of 2021 amounted to RMB1.2 billion, representing a decrease of 10.7% from RMB1.4 billion in the fourth quarter of 2020. The GMV3 of our e-commerce channel in 2021 was RMB5.2 billion, remaining stable from RMB5.3 billion in 2020.
•
The weighted average tenor of loans originated on our platform in the fourth quarter was approximately 10.3 months, representing a decrease from 12.0 months in the fourth quarter of 2020. The nominal APR4 was 12.4% for the fourth quarter of 2021, representing a decrease from 16.1% in the fourth quarter of 2020. In 2021, the weighted average tenor of loans originated was approximately 11.2 months, representing a slight decrease from 11.4 months in 2020. The nominal APR4 was 14.5% for 2021, representing a decrease from 14.9% for 2020.

1.
Active users refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using credit line granted by us.
2.
Originations of loans and outstanding principal balance represent the origination and outstanding principal balance of both on- and off-balance sheet loans.
3.
GMV refers to the total value of transactions completed for products purchased on the e-commerce channel, net of returns.
4.
Nominal APR refers to all-in interest costs and fees to the borrower over the net proceeds received by the borrower as a percentage of the total loan originations of both on- and off-balance sheet loans.

Fourth Quarter 2021 Financial Highlights:

•
Total operating revenue was RMB2,199 million, representing a decrease of 27.5% from the fourth quarter of 2020. Credit-oriented services income was RMB1,145 million, representing a decrease of 37.9% from the fourth quarter of 2020. Platform-based services income was RMB538 million, representing a decrease of 25.0% from the fourth quarter of 2020.
•
Gross profit was RMB1,212 million, representing a decrease of 20.3% from the fourth quarter of 2020.
•
Net income was RMB256 million, representing a decrease of 49.8% from the fourth quarter of 2020.
•
Non-GAAP EBIT5 was RMB364 million, representing a decrease of 48.3% from the fourth quarter of 2020.
•
Adjusted net income5 was RMB315 million, representing a decrease of 47.7% from the fourth quarter of 2020. Adjusted net income per ADS5 was RMB1.52 on a fully diluted basis.

Full Year 2021 Financial Highlights:

•
Total operating revenue was RMB11,381 million. Credit-oriented services income was RMB6,956 million, representing a decrease of 7.6% from 2020. Platform-based services income reached RMB2,569 million, representing an increase of 26.1% from 2020.
•
Gross profit reached RMB5,749 million, representing an increase of 58.2% from 2020.
•
Net income was RMB2,334 million, representing an increase of 292% from 2020.
•
Non-GAAP EBIT5 was RMB3,025 million, representing an increase of 196% from 2020.
•
Adjusted net income5 was RMB2,578 million, representing an increase of 186% from 2020. Adjusted net income per ADS5 was RMB12.43 on a fully diluted basis, representing an increase of 183% from 2020.
5.
Non-GAAP EBIT, adjusted net income, adjusted net income per ordinary share and per ADS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Fourth Quarter 2021 Financial Results:

Operating revenue decreased from RMB3,033 million in the fourth quarter of 2020 to RMB2,199 million in the fourth quarter of 2021. This decrease in operating revenue was due to a decrease in credit-oriented services income and platform-based services income for the quarter.

Credit-oriented services income decreased by 37.9% from RMB1,846 million in the fourth quarter of 2020 to RMB1,145 million in the fourth quarter of 2021. The decrease was primarily resulted from the decrease of loan facilitation and servicing fees-credit oriented income, interest and financial services income and other revenues and of guarantee income.

Loan facilitation and servicing fees-credit oriented decreased by 41.4% from RMB1,034 million in the fourth quarter of 2020 to RMB606 million in the fourth quarter of 2021. This decrease was primarily due to a decrease in the nominal APR in the fourth quarter of 2021.

Interest and financial services income and other revenues decreased by 22.3% from RMB473 million in the fourth quarter of 2020 to RMB367 million in the fourth quarter of 2021, which was consistent with the decrease in the origination of on-balance sheet loans in the fourth quarter of 2021.

Guarantee income decreased by 49.2% from RMB339 million in the fourth quarter of 2020 to RMB172 million in the fourth quarter of 2021. The decrease was primarily due to the decrease of loan origination in 2021 and the decrease of outstanding balances of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Platform-based services income decreased by 25.0% from RMB717 million in the fourth quarter of 2020 to RMB538 million in the fourth quarter of 2021. This decrease was primarily contributed by a decrease in the loan facilitation and servicing fees under the performance-based model.

Loan facilitation and servicing fees-performance based decreased by 29.3% from RMB679 million in the fourth quarter of 2020 to RMB481 million in the fourth quarter of 2021. This decrease was primarily due to a decrease in the origination of off-balance sheet loans under the performance-based model within platform-based services.

Processing and servicing cost increased by 22.7% from RMB382 million in the fourth quarter of 2020 to RMB469 million in the fourth quarter of 2021. This increase was primarily due to an increase in risk management and collection expenses, and an increase in salaries and personnel related costs.

Provision for credit losses of financing receivables was a reversal of RMB98.9 million in the fourth quarter of 2021, compared to a provision loss of RMB151 million in the fourth quarter of 2020. The credit losses have reflected the most recent performance in relation to the Company’s on-balance sheet loans and the Company has continued to implement prudent credit assessment and risk management policies and procedures.

Provision for credit losses of contract assets and receivables decreased by 76.2% from RMB187 million in the fourth quarter of 2020 to RMB45 million in the fourth quarter of 2021. The decrease was primarily due to the decrease of loan facilitations and servicing fees in the fourth quarter of 2021.

Provision for credit losses of contingent liabilities of guarantee decreased by 94.6%from RMB221 million in the fourth quarter of 2020 to RMB12 million in the fourth quarter of 2021. The decrease was primarily due to the decrease of outstanding balances of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Gross profit decreased by 20.3% from RMB1,520 million in the fourth quarter of 2020 to RMB1,212 million in the fourth quarter of 2021. The decrease in the gross profit is primarily due to the significant decrease in platform-based services income and credit-oriented services income, and the increase in processing and servicing cost, and partially offset by the decrease in provision for credit losses of financing receivables, provision for credit losses of contract assets and receivables and provision for credit losses of contingent liabilities of guarantee.

Sales and marketing expenses decreased by 4.5% from RMB343 million in the fourth quarter of 2020 to RMB328 million in the fourth quarter of 2021. This decrease was primarily due to a decrease in online advertising cost, partially offset by the increase in salaries and personnel related costs.

Research and development expenses increased by 72.0% from RMB95.1 million in the fourth quarter of 2020 to RMB164 million in the fourth quarter of 2021. This increase was primarily due to an increase in salaries and personnel related costs.

Change in fair value of financial guarantee derivatives and loans at fair value was a loss of RMB341 million in the fourth quarter of 2021, as compared to a loss of RMB362 million in the fourth quarter of 2020. The change in fair value was primarily due to the re-measurement of the expected loss rates and changes in the balances of the underlying outstanding off-balance sheet loans at the balance sheet date.

Income tax expense for the fourth quarter of 2021 was RMB47.1 million, as compared to income tax expense of RMB94.2 million in the fourth quarter of 2020. The decrease of the income tax expense was consistent with the decrease of the taxable income from the same period of 2020.

Net income for the fourth quarter of 2021 was RMB256 million, representing a decrease of 49.8% from RMB510 million in the fourth quarter of 2020.

Adjusted net income attributable to ordinary shareholders of the Company for the fourth quarter of 2021 was RMB315 million, representing a decrease of 47.7% from RMB603 million in the fourth quarter of 2020.

Full Year 2021 Financial Results:

Operating revenue decreased 2.3% from RMB11,645 million in 2020 to RMB11,381 million in 2021. This decrease in operating revenue was due to a decrease in credit-oriented services income and online direct sales and services income, partially offset by an increase in platform-based services income for the year.

Online direct sales decreased by 12.6% from RMB1,901 million in 2020 to RMB1,661 million in 2021. This decrease was primarily due to the decrease in the number of e-commerce orders in 2021.

Credit-oriented services income decreased by 7.6% from RMB7,526 million in 2020 to RMB6,956 million in 2021. The change was due to the decrease of guarantee income, partially offset by the increase of loan facilitation and servicing fees-credit oriented income and interest and financial services income and other revenues.

Loan facilitation and servicing fees-credit oriented increased by 17.5% from RMB3,787 million in 2020 to RMB4,448 million in 2021. This increase was primarily due to the increase in off-balance sheet loans originated under credit-oriented model as a result of the business growth, with the expansion of partnerships with institutional funding partners.

Interest and financial services income and other revenues increased by 22.1% from RMB1,419 million in 2020 to RMB1,733 million in 2021, which was consistent with the business growth in 2021.

Guarantee income decreased by 66.6% from RMB2,320 million in 2020 to RMB775 million in 2021. The decrease was primarily due to the significant decrease of loan origination and outstanding balances of the off-balance sheet loans funded by certain institutional funding partners in 2021, which are accounted for under ASC 460, Guarantees.

Platform-based services income increased by 26.1% from RMB2,037 million in 2020 to RMB2,569 million in 2021. This increase was primarily contributed by increase in both loan facilitation and servicing fees-performance based and loan facilitation and servicing fees-volume based.

Loan facilitation and servicing fees-performance based increased by 18.6% from RMB1,931 million in 2020 to RMB2,289 million in 2021. This increase was primarily due to an increase in the origination of off-balance sheet loans under the performance-based model within platform-based services, driven by the increases in the number of active users on our platform.

Loan facilitation and servicing fees-volume based increased by 164%from RMB106 million in 2020 to RMB280 million in 2021. This increase was primarily due to an increase in the loan origination under the volume-based model within platform-based services.

Cost of sales decreased by 7.7% from RMB1,908 million in 2020 to RMB1,760 million in 2021, which was consistent with the decrease of online direct sales revenue.

Funding cost decreased by 22.4% from RMB590 million in 2020 to RMB458 million in 2021, which was consistent with the decrease of the funding debts to fund the on-balance sheet loans.

Processing and servicing cost increased by 31.5% from RMB1,413 million in 2020 to RMB1,859 million in 2021. This increase was primarily due to an increase in fees to third-party payment platforms, an increase in risk management and collection expenses, an increase in credit assessment cost, and an increase in salaries and personnel related costs.

Provision for credit losses of financing receivables decreased by 48.5% from RMB779 million in 2020 to RMB401 million in 2021. The credit losses have reflected the most recent performance in relation to the Company’s on-balance sheet loans and the Company has continued to implement prudent credit assessment and risk management policies and procedures.

Provision for credit losses of contract assets and receivables increased by 20.2% from RMB442 million in 2020 to RMB531 million in 2021. This increase was mainly due to the significant increase in off-balance sheet loans originated as a result of the business growth.

Provision for credit losses of contingent liabilities of guarantee decrease by 78.4% from RMB2,881 million to RMB622 million in 2021. The decrease was primarily due to the significant decrease of loan origination of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Gross profit increased by 58.2% from RMB3,633 million in 2020 to RMB5,749 million in 2021. The increase in the gross profit is primarily due to the increase in platform-based services income, loan facilitation and servicing fees-credit oriented, and of interest and financial services income and other revenues, and the significant decrease of provision for credit losses of contingent liabilities of guarantee and provision for credit losses of financing receivables, partially offset by the decrease in guarantee income and the increase in processing and servicing cost.

Sales and marketing expenses increased by 30.2% from RMB1,274 million in 2020 to RMB1,659 million in 2021. This increase was primarily due to an increase in online advertising cost and in salaries and personnel related costs.

Research and development expenses increased by 15.8% from RMB474 million in 2020 to RMB549 million in 2021. This increase was primarily due to an increase in salaries and personnel related costs.

Change in fair value of financial guarantee derivatives and loans at fair value was a loss of RMB347 million in 2021, as compared to a loss of RMB755 million in 2020. The changes in fair value was primarily due to the re-measurement of the expected loss rates and changes in the balances of the underlying outstanding off-balance sheet loans at the balance sheet date.

Income tax expense for 2021 was RMB435 million, as compared to income tax expense of RMB90.6 million in 2020. The increase of the income tax expense was consistent with the increase of the taxable income from 2020.

Net income for 2021 was RMB2,334 million, representing an increase of 292% from RMB595 million in 2020.

Adjusted net income attributable to ordinary shareholders of the Company for 2021 was RMB2,578 million, representing an increase of 186% from RMB903 million in 2020.

Conference Call

The Company’s management will host an earnings conference call at 9:30 P.M. U.S. Eastern time on March 15, 2022 (9:30 A.M. Beijing time on March 16, 2022).

Participants who wish to join the conference call should register online at:

http://apac.directeventreg.com/registration/event/4574305

Please note the Conference ID number of 4574305

Once registration is completed, participants will receive the dial-in information for the conference call, an event passcode, and a unique registrant ID number.

Participants joining the conference call should dial in at least 10 minutes before the scheduled start time.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lexin.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until March 22, 2022, by dialing the following telephone numbers:

United States: 1 855 452 5696 or 1 646 254 3697

International: 61 2 8199 0299

Replay Access Code: 4574305

About LexinFintech Holdings Ltd.

Lexin is a leading online consumption and finance platform in China. Established in 2013, the Company leverages a deep understanding of Chinese consumers and advanced technology capabilities to connect fast-growing consumers with financial institutions.

For more information, please visit http://ir.lexin.com.

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income attributable to ordinary shareholders of the Company, non-GAAP EBIT, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company, four non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income attributable to ordinary shareholders of the Company as net income attributable to ordinary shareholders of the Company excluding share-based compensation expenses, interest expense associated with convertible notes, investment-related impairment, and investment (loss)/income and we define non-GAAP EBIT as net income excluding income tax expense/(benefit), share-based compensation expenses, interest expense, net, investment-related impairment, and investment (loss)/income .

We present these non-GAAP financial measures because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net income attributable to ordinary shareholders of the Company enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible notes, investment-related impairment, and investment (loss)/income. Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense/(benefit), share-based compensation expenses, interest expense, net, investment-related impairment, and investment (loss)/income. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible notes, income tax expense/(benefit), interest expense, net, investment-related impairment, and investment (loss)/income have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Patricia Cheng

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: patriciacheng@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands)	December 31, 2020	December 31, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,563,755	2,664,132	418,060
Restricted cash	1,112,152	1,305,435	204,851
Restricted time deposits	1,779,458	1,745,898	273,969
Short-term financing receivables, net of allowance for credit losses of RMB508,013 and RMB307,341 as of December 31, 2020 and December 31, 2021, respectively	4,918,548	3,772,975	592,062
Loans at fair value	381,393	252,970	39,697
Accrued interest receivable, net of allowance for credit losses of nil RMB1,681 and RMB1,367 as of December 31, 2020 and December 31, 2021, respectively	79,793	53,513	8,397
Prepaid expenses and other current assets	1,004,845	941,150	147,687
Amounts due from related parties	941	6,337	994
Deposits to insurance companies and guarantee companies	1,066,281	1,378,489	216,315
Short-term guarantee receivables, net of allowance for credit losses of RMB58,771 and RMB21,006 as of December 31, 2020 and December 31, 2021, respectively	756,197	543,949	85,357
Short-term contract assets and service fees receivable, net of allowance for credit losses of RMB65,607 and RMB187,261 as of December 31, 2020 and December 31, 2021, respectively	3,707,649	3,942,700	618,696
Inventories, net	47,170	47,816	7,503
Total current assets	16,418,182	16,655,364	2,613,588
Non‑current assets
Restricted cash	163,999	149,247	23,420
Long‑term financing receivables, net of allowance for credit losses of RMB21,149 and RMB19,523 as of December 31, 2020 and December 31, 2021 respectively	204,761	241,127	37,838
Long-term guarantee receivables, net of allowance for credit losses of RMB16,994 and RMB4,061 as of December 31, 2020 and December 31, 2021, respectively	218,654	101,562	15,937
Long-term contract assets and service fees receivable, net of allowance for credit losses of RMB18,970 and RMB34,973 as of December 31, 2020 and December 31, 2021, respectively	481,989	244,672	38,394
Property, equipment and software, net	125,694	195,330	30,652
Land use rights, net	1,000,467	966,067	151,597
Long‑term investments	521,802	469,064	73,606
Deferred tax assets	747,332	1,176,878	184,678
Other assets	462,285	826,883	129,756
Total non‑current assets	3,926,983	4,370,830	685,878
TOTAL ASSETS	20,345,165	21,026,194	3,299,466

LIABILITIES
Current liabilities
Accounts payable	42,961	15,705	2,464
Amounts due to related parties	67,514	23,102	3,625
Short‑term borrowings	1,827,063	1,799,741	282,419
Short‑term funding debts	4,685,935	3,101,381	486,674
Accrued interest payable	36,484	24,851	3,900
Deferred guarantee income	694,582	419,843	65,883
Contingent guarantee liabilities	1,738,787	928,840	145,755
Accrued expenses and other current liabilities	2,926,347	3,873,657	607,861
Total current liabilities	12,019,673	10,187,120	1,598,581
Non‑current liabilities
Long‑term funding debts	825,814	696,852	109,351
Deferred tax liabilities	21,046	54,335	8,526
Convertible notes	1,920,227	1,882,689	295,435
Other long-term liabilities	27,667	137,389	21,559
Total non‑current liabilities	2,794,754	2,771,265	434,871
TOTAL LIABILITIES	14,814,427	12,958,385	2,033,452
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares	176	180	28
Class B Ordinary Shares	58	57	9
Additional paid‑in capital	2,724,006	2,918,993	458,054
Statutory reserves	649,234	901,322	141,437
Accumulated other comprehensive income	3,308	11,273	1,769
Retained earnings	2,113,956	4,195,791	658,411
Non-controlling interests	40,000	40,193	6,306
TOTAL SHAREHOLDERS’ EQUITY	5,530,738	8,067,809	1,266,014
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,345,165	21,026,194	3,299,466

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended December 31,			For the Year Ended December 31,
(In thousands, except for share and per share data)	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Operating revenue:
Online direct sales	427,760	425,765	66,812	1,900,835	1,661,156	260,672
Membership services	37,009	68,189	10,700	113,107	107,901	16,932
Other services	5,482	21,564	3,383	68,890	86,304	13,543
Online direct sales and services income	470,251	515,518	80,895	2,082,832	1,855,361	291,147
Loan facilitation and servicing fees-credit oriented	1,034,265	606,029	95,099	3,786,996	4,448,344	698,042
Interest and financial services income and other revenues	472,668	367,430	57,658	1,418,892	1,732,922	271,933
Guarantee income	338,580	171,848	26,967	2,319,693	774,544	121,543
Credit-oriented services income	1,845,513	1,145,307	179,724	7,525,581	6,955,810	1,091,518
Loan facilitation and servicing fees-performance based	679,494	480,648	75,424	1,930,835	2,289,452	359,265
Loan facilitation and servicing fees-volume based	37,903	57,738	9,060	106,007	279,902	43,923
Platform-based services income	717,397	538,386	84,484	2,036,842	2,569,354	403,188
Total operating revenue	3,033,161	2,199,211	345,103	11,645,255	11,380,525	1,785,853
Operating cost:
Cost of sales	(431,804)	(462,523)	(72,580)	(1,907,508)	(1,759,956)	(276,176)
Funding cost	(140,735)	(98,222)	(15,413)	(589,837)	(457,615)	(71,810)
Processing and servicing cost	(381,964)	(468,657)	(73,543)	(1,413,212)	(1,858,901)	(291,702)
Provision for credit losses of financing receivables	(150,851)	98,873	15,515	(779,235)	(401,104)	(62,942)
Provision for credit losses of contract assets and receivables	(187,227)	(44,644)	(7,006)	(441,805)	(531,237)	(83,363)
Provision for credit losses of contingent liabilities of guarantee	(220,489)	(11,780)	(1,849)	(2,880,590)	(622,438)	(97,674)
Total operating cost	(1,513,070)	(986,953)	(154,876)	(8,012,187)	(5,631,251)	(883,667)
Gross profit	1,520,091	1,212,258	190,227	3,633,068	5,749,274	902,186
Operating expenses:
Sales and marketing expenses	(343,272)	(327,652)	(51,416)	(1,274,402)	(1,658,904)	(260,318)
Research and development expenses	(95,124)	(163,636)	(25,678)	(474,265)	(549,286)	(86,195)
General and administrative expenses	(125,464)	(118,248)	(18,556)	(451,284)	(470,661)	(73,857)
Total operating expenses	(563,860)	(609,536)	(95,650)	(2,199,951)	(2,678,851)	(420,370)
Change in fair value of financial guarantee derivatives and loans at fair value, net	(361,774)	(340,728)	(53,468)	(754,724)	(347,084)	(54,465)
Interest expense, net	(18,074)	(12,752)	(2,001)	(77,542)	(63,125)	(9,906)
Investment-related impairment	(33,786)	-	-	(69,156)	-	-
Investment (loss)/ income	(1,436)	(107)	(17)	7,885	(4,160)	(653)
Others, net	62,734	53,591	8,410	146,029	113,480	17,807
Income before income tax expense	603,895	302,726	47,501	685,609	2,769,534	434,599
Income tax expense	(94,219)	(47,115)	(7,393)	(90,629)	(435,418)	(68,327)
Net income	509,676	255,611	40,108	594,980	2,334,116	366,272
Less: Net income attributable to non-controlling interests	-	(423)	(66)	-	193	30
Net income attributable to ordinary shareholders of the Company	509,676	256,034	40,174	594,980	2,333,923	366,242

Net income per ordinary share attributable to ordinary shareholders of the Company
Basic	1.39	0.69	0.11	1.63	6.33	0.99
Diluted	1.27	0.65	0.10	1.56	5.73	0.90

Net income per ADS attributable to ordinary shareholders of the Company
Basic	2.79	1.39	0.22	3.26	12.67	1.99
Diluted	2.54	1.29	0.20	3.13	11.46	1.80

Weighted average ordinary shares outstanding
Basic	365,939,185	369,328,311	369,328,311	364,733,164	368,460,867	368,460,867
Diluted	411,086,216	414,080,634	414,080,634	411,229,810	414,992,716	414,992,716

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended December 31,			For the Year Ended December 31,
(In thousands)	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net income	509,676	255,611	40,108	594,980	2,334,116	366,272
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	13,884	5,668	889	10,596	7,965	1,250
Total comprehensive income	523,560	261,279	40,997	605,576	2,342,081	367,522
Less: Net income attributable to non-controlling interests	-	(423)	(66)	-	193	30
Total comprehensive income attributable to ordinary shareholders of the Company	523,560	261,702	41,063	605,576	2,341,888	367,492

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended December 31,			For the Year Ended December 31,
(In thousands, except for share and per share data)	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Adjusted net income attributable to ordinary shareholders of the Company to Net income attributable to ordinary shareholders of the Company
Net income attributable to ordinary shareholders of the Company	509,676	256,034	40,174	594,980	2,333,923	366,242
Add: Share-based compensation expenses	46,633	48,039	7,537	198,825	187,884	29,483
Interest expense associated with convertible notes	11,535	11,190	1,756	47,781	44,865	7,040
Investment-related impairment	33,786	-	-	69,156	-	-
Investment loss/(income)	1,436	107	17	(7,885)	4,160	653
Tax effects on Non-GAAP adjustments(1)	-	-	-	-	7,151	1,122
Adjusted net income attributable to ordinary shareholders of the Company	603,066	315,370	49,484	902,857	2,577,983	404,540

Adjusted net income per ordinary share attributable to ordinary shareholders of the Company
Basic	1.65	0.85	0.13	2.48	7.00	1.10
Diluted	1.47	0.76	0.12	2.20	6.21	0.97

Adjusted net income per ADS attributable to ordinary shareholders of the Company
Basic	3.30	1.71	0.27	4.95	13.99	2.20
Diluted	2.93	1.52	0.24	4.39	12.43	1.95

Weighted average number of ordinary shares outstanding attributable to ordinary shareholders of the Company
Basic	365,939,185	369,328,311	369,328,311	364,733,164	368,460,867	368,460,867
Diluted	411,086,216	414,080,634	414,080,634	411,229,810	414,992,716	414,992,716

(1) To exclude the tax effects related to the investment loss/(income).

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended December 31,			For the Year Ended December 31,
(In thousands)	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Reconciliations of Non-GAAP EBIT to Net Income
Net income	509,676	255,611	40,108	594,980	2,334,116	366,272
Add: Income tax expense	94,219	47,115	7,393	90,629	435,418	68,327
Share-based compensation expenses	46,633	48,039	7,537	198,825	187,884	29,483
Interest expense, net	18,074	12,752	2,001	77,542	63,125	9,906
Investment-related impairment	33,786	-	-	69,156	-	-
Investment loss/(income)	1,436	107	17	(7,885)	4,160	653
Non-GAAP EBIT	703,824	363,624	57,056	1,023,247	3,024,703	474,641

Additional Credit Information

Vintage Charge Off Curve

Dpd30+/GMV by Performance Windows

First Payment Default 30+